Erin Schwerzmann
Vice President, Corporate Counsel

The Prudential Insurance Company of America
200 Hopmeadow Street
Simsbury, CT 06089
(860) 843-6733 fax: (860) 392-6307

June 28, 2013

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933
      (Registration No. 333-112809)

Ladies and Gentlemen:

On behalf of Pruco Life Insurance Company of New Jersey, we request, pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), the withdrawal of Post-Effective Amendment No. 14 to the Separate Account's registration statement on Form N-6, which was filed with the U.S. Securities and Exchange Commission on June 26, 2013 (via EDGAR Accession No. 0000741313-13-000025) ("Post Effective Amendment No. 14").  Post Effective Amendment No. 14 relates solely to the PruLife Custom Premier II Life Insurance product prospectus.  We wish to withdraw Post Effective Amendment No. 14 to correct a typographical error.  No securities were sold in connection with the above registration statement.

Should you have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (860) 843-6733.

Sincerely,

                             /s/ Erin Schwerzmann
Erin Schwerzmann